UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No.       )*

                LanguageWare.net (Company) Ltd.
                        (Name of Issuer)

        Ordinary Shares, NIS .01 nominal value per share
                 (Title of Class of Securities)

                           MO1575105
                         (CUSIP Number)

                        January 14, 2000
     (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

                          SCHEDULE 13G

CUSIP No. MO1575105                          Page       2      of    6   Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    KRDL Holdings Pte Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /
                                                                       (b)  / /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Singapore

NUMBER OF      5   SOLE VOTING POWER
 SHARES            6,420,249
BENEFICIALLY   6   SHARED VOTING POWER
OWNED BY           None
  EACH         7   SOLE DISPOSITIVE POWER
REPORTING          6,420,249
 PERSON        8   SHARED DISPOSITIVE POWER
  WITH             None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    6,420,249

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *   / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.7%

12  TYPE OF REPORTING PERSON *
    CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).     NAME OF ISSUER

               LanguageWare.net (Company) Ltd. ("Issuer")


ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               28 Pierre Koenig Street
               Jerusalem 91530 Israel

ITEM 2(A).     NAME OF PERSONS FILING

               KRDL Holdings Pte Ltd. ("KRDL")


ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE

               The principal business office of KRDL is located at:

               21 Heng Mui Keng Terrace
                Singapore 119613

ITEM 2(C).     CITIZENSHIP

               Singapore

ITEM 2(D).     TITLE OF CLASS OF SECURITIES

               Ordinary Shares, NIS .01 nominal value per share (the "Shares")


ITEM 2(E).     CUSIP NUMBER

               MO157505

                               Page 3 of 6 Pages

ITEM 3.        IF  THIS  STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
               OR  13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              (a)  [ ]  Broker or dealer registered under Section 15
                        of the Exchange Act;
              (b)  [ ]  Bank  as defined in Section 3(a)(6)  of  the
                        Exchange Act;
              (c)  [ ]  Insurance company defined in Section 3(a)(19)
                        of the Exchange Act;
              (d)  [ ]  Investment company registered under Section 8
                        of the Investment Company Act;
              (e)  [ ]  An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);
              (f)  [ ]  An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F);
              (g)  [ ]  A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G);
              (h)  [ ]  A savings association as defined in Section
                        3(b) of the Federal Deposit Insurance Act;
              (i)  [ ]  A church plan that is excluded from the
                        definition of an investment company under Section 3(c)(14) of the Investment Company Act;
              (j)  [ ]  Group, in accordance with Rule 13d-
                        1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.        OWNERSHIP

              (a)  Amount Beneficially Owned

                   6,420,249

              (b)  Percent of Class

                   As determined pursuant to Rule 13d-3 of the Act, KRDL may be deemed to be the beneficial owner of 6,420,249 Shares of the Issuer, which constitute approximately 9.7% of the outstanding Shares. According to the Issuer, 66,314,109 Shares were outstanding as of January 14, 2000.

              (c)  Number of shares as to which such person has:

                   (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                        6,420,249

                   (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                        None

                   (iii)SOLE POWER TO DISPOSE OR TO DIRECT THE
                        DISPOSITION OF

                        6,420,249

                               Page 4 of 6 Pages

                   (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE
                        DISPOSITION OF

                        None

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If  this  statement is being filed to report  the  fact
that as of the date hereof the reporting person has ceased to  be the  beneficial owner of more than five percent of the  class  of
securities, check the following [    ].

ITEM  6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF  OF
               ANOTHER PERSON

               Not Applicable


ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE
              SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
              REPORTED ON BY THE PARENT HOLDING COMPANY

              Not Applicable


ITEM  8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not Applicable


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not Applicable


ITEM 10.      CERTIFICATIONS

          By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 Pages

                           SIGNATURES

          After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     January 24, 2000
                              KRDL Holdings Pte Ltd.


                              By:       /s/ Koh Thye Kim
                              Name:     Koh Thye Kim
                              Title:    General Manager

                               Page 6 of 6 Pages